Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 1 to Registration Statement on Form S-4 of Hologic, Inc. of our report dated March 1, 2007 (May 18, 2007 as to the effects of the restatement discussed in Note 15), relating to the consolidated financial statements of Cytyc Corporation (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the effects of the restatement of the consolidated financial statements as discussed in Note 15 and the adoption of Statement of Financial Accounting Standards No. 123R, Share-Based Payment as described in Note 9), appearing in the joint proxy statement/prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such joint proxy statement/prospectus.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts

August 17, 2007